UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 10)*

Golden Ocean Group Limited
(Name of Issuer)

Common Shares, par value $0.05 per share
(Title of Class of Securities)

G39637205
(CUSIP Number)

Hemen Holding Limited
c/o Seatankers Management Co Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+(357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*50,647,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*50,647,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*50,647,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 46.5% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares (defined below) that Frontline Ltd. beneficially owns.  The 50,647,009 Common Shares include Frontline Ltd.’s 1,270,657 Common Shares.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*1,270,657

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*1,270,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*1,270,657

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14.	TYPE OF REPORTING PERSON

CO

* Frontline Ltd. beneficially owns 1,260,358 Common Shares, which it has the right to acquire with settlement on September 24, 2019. ICB Shipping (Bermuda) Limited, Frontline Ltd.’s wholly-owned subsidiary, also beneficially owns 10,299 Common Shares.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*50,647,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*50,647,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*50,647,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares beneficially owned by Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*50,647,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*50,647,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*50,647,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*50,647,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*50,647,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*50,647,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 50,647,009 Common Shares through his indirect influence over Hemen Holding Limited and Greenwich Holdings Limited, the shares of which are held in the Trusts. The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family. Mr. Fredriksen disclaims beneficial ownership of any Common Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited, except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the Common Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited.

CUSIP No.	G39637205

This Amendment No. 10 (this "Amendment No. 10") amends and supplements the Amendment No. 9 to Schedule 13D (the "Schedule 13D") filed by Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Frontline Ltd., an exempted company incorporated in Bermuda ("Frontline"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen") on November 23, 2018, with respect to the common shares, par value $0.05 per share (the "Common Shares") of Golden Ocean Group Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used in this Amendment No. 10 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
No material changes from the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2018.
Item 2. Identity and Background
(a),(f)	The persons filing this statement are Frontline, Hemen, Greenwich H, C.K. Limited, and Fredriksen (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen and Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is IFC 5, St. Helier, Jersey JE1 1SR.

The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of Hemen and Greenwich is acting as investment holding companies. Hemen is the largest shareholder in Frontline, beneficially owning approximately 46.5% of Frontline’s issued and outstanding shares. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that are the sole shareholder of Greenwich and indirect owner of Hemen. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich and C.K. Limited  is reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director’s or executive officer’s address is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the president, director and chairman of the board of directors of Seadrill Limited and is a member of the board of directors of the Issuer.

Ulrika Laurin	Director
Ms. Laurin is a citizen of Sweden. Ms. Laurin has served  as the Executive Chairman of Anglo-Atlantic Steamship Co. Ltd. and as the Chairman of Laurin Shipping AB. Ms. Laurin has also served as the Chief Financial Officer of Anglo-Atlantic Steamship Co. Ltd. and as Commercial Manager of Laurin Maritime (UK) Ltd.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of the Issuer.

James O'Shaughnessy	Director	Mr. O'Shaughnessy is a citizen of the United Kingdom. Mr. O'Shaughnessy is also the Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

The name, citizenship, present principal occupation or employment and the business address of Hemen’s directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich’s directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited’s directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Le Vesconte is a citizen of Jersey.

Lewis James Glyn Williams	Director	Mr. Williams principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Williams is a citizen of Jersey.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
No material changes from the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 23, 2018.
Item 4. Purpose of Transaction
No material changes from the Schedule 13D filed by the Reporting Persons with the SEC on November 23, 2018.
Item 5. Interest in Securities of the Issuer
(a)-(d) As of the date hereof, Hemen may be deemed to be the beneficial owner of 50,647,009 Common Shares, constituting 35.1% of the outstanding Common Shares. This percentage ownership is based on 144,272,697* Common Shares outstanding. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 50,647,009 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 50,647,009 Common Shares.
As of the date hereof, Frontline may be deemed to be the beneficial owner of 1,270,657 Common Shares, constituting 0.9% of the outstanding Common Shares based upon 144,272,697* Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,270,657 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,270,657 Common Shares.
As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 50,647,009 Common Shares, constituting 35.1% of the outstanding Common Shares based upon 144,272,697* Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 50,647,009 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 50,647,009 Common Shares.
As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 50,647,009 Common Shares, constituting 35.1% of the outstanding Common Shares based upon 144,272,697* Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 50,647,009 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 50,647,009 Common Shares.
As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 50,647,009 Common Shares through his indirect influence over Hemen and Greenwich, the shares of which are held in the Trusts, constituting in the aggregate 35.1% of the outstanding Common Shares based upon 144,272,697* Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 50,647,009 Common Shares beneficially owned by Hemen and Greenwich, except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 50,647,009 Common Shares beneficially owned by Hemen and Greenwich.
Certain other directors of Frontline beneficially own an aggregate of 66,877 Common Shares, which is less than 0.05% of the outstanding Common Shares based upon 144,272,697* Common Shares outstanding. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 in the Schedule 13D.
To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 in the Schedule 13D have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D.
Other than the transactions described in Item 3 and Item 6 herein and in the Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.
* According to the Issuer’s Annual Report on Form 20-F for the Year Ended December 31, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On June 13, 2019 and June 14, 2019, Hemen Holding entered into cash-settled total return swap agreements (the “Total Return Swaps”) with economic exposure to 125,000 and 75,000 notional Common Shares, respectively, and Total Return Swap prices of 40.373 and 41.4545, respectively. The expiration date of the Total Return Swaps is September 6, 2019. The Total Return Swaps provide Hemen Holding with economic results that are comparable to ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are subject to the Total Return Swaps.
The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.
Item 7. Materials to be Filed as Exhibits
Exhibit A: Joint Filing Agreement.
Exhibit B: Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 5, 2014).
Exhibit C: Second Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on March 25, 2015).
Exhibit D: Transaction Agreement among Amber Shipowning Ltd., Opal Shipowning Ltd., Hemen Holding Limited and Sterna Finance Limited, dated June 9, 2017 (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on September 8, 2017).
Exhibit E: Heads of Agreement, dated October 16, 2017, by and among, Golden Ocean Group Limited, Hemen Holding Limited, Dedalos Shipowning Inc., Ikaros Shipowning Inc., and Sterna Finance Ltd. (incorporated by reference to the
Reporting Persons’ Schedule 13D filed with the SEC on January 30, 2018).
Exhibit F: Memorandum of Agreement, dated October 27, 2017, by and between Dedalos Shipowning Inc. and Golden Behike Inc. (incorporated by reference to the  Reporting Persons’ Schedule 13D filed with the SEC on January 30, 2018).
Exhibit G: Memorandum of Agreement, dated October 27, 2017, by and between Ikaros Shipowning Inc. and Golden Monterrey Inc. (incorporated by reference to the Reporting Persons’ Schedule 13D filed with the SEC on January 30, 2018).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 24, 2019
(Date)

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT
The undersigned agree that this Amendment No. 10 to Schedule 13D, dated June 24, 2019, relating to the Common Shares, par value $0.05 per share of Golden Ocean Group Limited shall be filed on behalf of the undersigned.
June 24, 2019
(Date)

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen (Name)